Exhibit 1

FOR RELEASE AUGUST 8, 2005	CONTACT: Sonia Ross (403) 295-4532

NovAtel Inc. Reports Record Revenue
and Operating Income for the Second Quarter 2005

(Calgary, Alberta, Canada, August 8, 2005)— NovAtel Inc. (NASDAQ: NGPS), a precise positioning technology company, today announced its financial results for the second quarter ended June 30, 2005.

Revenues in the second quarter 2005 were CDN $17.5 million (US $14.1 million) compared to CDN $13.3 million (US $9.8 million) in the similar period a year ago.  The Company is reporting net income for the second quarter 2005 of CDN $4.3 million (US $3.4 million) or CDN $0.49 (US $0.39) per share (diluted) compared to a net income of CDN $2.0 million (US $1.5 million) or CDN $0.24 (US $0.18) per share (diluted) in the similar period a year ago.

Revenues in the six months ended June 30, 2005 were CDN $32.8 million (US $26.6 million) compared to CDN $25.8 million (US $19.3 million) in the similar period a year ago.  The Company is reporting net income for the six months ended June 30, 2005 of CDN $8.0 million (US $6.5 million) or CDN $0.91 (US $0.74) per share (diluted) compared to a net income of CDN $4.2 million (US $3.1 million) or CDN $0.49 (US $0.37) per share (diluted), in the similar period a year ago.

“I am very pleased to announce another terrific quarter for NovAtel, with revenue for the second quarter of 2005 of CDN $17.5 million and operating income of CDN $3.9 million,” said Jon Ladd, President and CEO.  “Our Special Applications category continued to drive the majority of our revenue growth, and revenue in our Geomatics category also showed significant growth year over year.  Our Aerospace and Defence category, although down year over year as expected, also contributed sizeable revenue during the second quarter of 2005 from shipments into the US WAAS and Indian GAGAN programs.”

The Company’s second quarter 2005 revenue in its Special Applications category grew by 42% over the similar period in 2004.  The majority of this year-over-year revenue increase is attributable to higher product shipments into the surveying/mapping market, as well as higher shipments of product into China.  “We continue to execute our plan to deploy our technology across a number of vertical markets and geographies,” Ladd continued.

Revenue in the Company’s Geomatics category in the second quarter of 2005 increased by 71% over the similar period a year ago due to higher product sales attributable to the Company’s joint venture, Point, Inc.  “I am pleased that revenue in this category for the first half of 2005 has grown by 45% compared to the first half of 2004. We view these revenue trends as an indication that our efforts, as well as those of our joint venture partner, Sokkia Co. Ltd., and of Point management, to improve the operating performance at Point, have yielded positive results,” added Ladd.

As expected, revenue from the Company’s Aerospace and Defence category in the second quarter of 2005 decreased by 16% over the similar period a year ago, largely due to the substantial completion during 2004 of certain contracts with Raytheon Company for the next generation Wide Area Augmentation System (WAAS) program.  “The majority of our second quarter 2005 Aerospace and Defence revenue was derived from deliveries to Raytheon Company for Satellite Based Augmentation System (SBAS) equipment for the US WAAS program and for shipment into India in support of an initial GAGAN test program,” stated Ladd.

NovAtel’s Executive Vice President and CFO, Werner Gartner, commented, “A number of factors, particularly the growth in revenue and higher gross margins on product sales, contributed to net income growing to CDN $4.3 million in the second quarter of 2005, an increase of 111% over the net income of the second quarter of 2004.  The strong operating performance also enabled us to increase our cash/short term investments by $5.7 million in the current quarter, bringing the balance to $30.3 million as of June 30, 2005.”

Ladd continued, “The financial results for the first half of 2005 have been very strong, with revenues benefiting from a number of positive timing factors.  This performance was primarily driven by a high volume of shipments to Special Applications customers, in particular into the surveying/mapping and precision agriculture markets, and revenues from certain Aerospace and Defence contracts. Looking forward to the second half of 2005, we expect a more moderate rate of growth.  In particular, our third quarter 2005 revenue is currently forecast to be only marginally above the revenue of the third quarter 2004, which benefited from $2.5 million of US WAAS-related program revenues.  However, our full year 2005 revenue growth is expected to be within our long-run organic revenue growth target of 15% to 20% per year.”

Foreign Exchange

Although approximately 95% of the Company’s revenues are earned in US dollars, the Company’s financial results are reported in Canadian dollars and in accordance with Canadian generally accepted accounting principles. The CDN/US dollar exchange rate has declined from an average rate of approximately CDN $1.30 per US dollar in all of 2004 to a rate of CDN $1.226 per US dollar as of June 30, 2005.

The US dollar financial information presented above is translated from the Canadian dollar financial information at the average rates in effect during the relevant reporting periods, as follows:

	Three months ended		Six months ended
	June 30, 2005	June 30, 2004	June 30, 2005	June 30, 2004
Canadian dollar per US dollar	$1.242	$1.349	$1.235	$1.334

* * * * *

During the conference call scheduled for this afternoon, the Company will be providing updates and further information on the following:  revenues from the Special Applications, Aerospace & Defence and Geomatics categories; Point, Inc.; 2005 trends; and recognition of future income tax assets.

The Company will have a conference call today at 4:30 p.m. ET.  Participants may access the NovAtel Inc. conference call by dialing 1-888-334-7880 (North America) or 416-695-7896 (International).  This call is also being web cast and can be accessed at NovAtel’s web site www.novatel.com or at www.fulldisclosure.com.

A replay of the conference call will be available until August 15, 2005 by dialing 1-888-509-0082 (North America) or 416-695-5275 (International), or until October 15, 2005 at the web addresses noted above.

The web cast is also being distributed over CCBN’s Investor Distribution Network to both institutional and individual investors.  Individual investors can listen to the call through CCBN’s individual investor centre at www.fulldisclosure.com or by visiting any of the investor sites in CCBN’s Individual Investor Network such as America Online’s Personal Finance Channel, Fidelity Investments® (Fidelity.com) and others.   Institutional investors can access the call via CCBN’s password-protected event management site, StreetEvents (www.streetevents.com).

NovAtel designs, markets and sells high-precision GPS and other positioning components and sub-systems used in a wide variety of commercial applications principally in the aviation, geomatics (surveying and mapping), mining, precision agriculture, marine and defence industries. NovAtel’s solutions combine hardware, such as receivers and antennas, with software to enable its customers to fully integrate the Company’s high-precision GPS technology into their respective products and systems. NovAtel, an ISO 9001 certified company, is focused on supplying core high-precision positioning technology to OEMs and system integrators who build systems for various end market applications. For more information, visit www.novatel.com.

Certain statements in this news release, including those about the Company’s future plans and intentions, financial guidance, long-term growth prospects, levels of activity or other future events, are forward-looking statements. These forward-looking statements are not based on historical facts but rather on management’s current expectations regarding NovAtel’s future growth, results of operations, performance, future capital and other expenditures, competitive advantages, business prospects and opportunities. Wherever possible, words such as ‘‘anticipate’’, ‘‘believe’’, ‘‘expect’’, ‘‘may’’, ‘‘could’’, ‘‘will’’, ‘‘potential’’, ‘‘intend’’, ‘‘estimate’’, ‘‘should’’, ‘‘plan’’, ‘‘predict’, “forecast”‘ or the negative or other variations of these words, or similar words or phrases, have been used to identify these forward-looking statements. Forward-looking statements involve significant known and unknown risks, uncertainties and assumptions. Many factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking statements, including operating results of Point, impact and timing of large orders, US dollar to Canadian dollar exchange rate fluctuations, establishing and maintaining effective distribution channels, certification and market acceptance of NovAtel’s new products, credit risks of customers and Point, pricing pressures in the market and other competitive factors, maintaining technological leadership, timing of revenue recognition in connection with certain contracts, actions by governmental authorities, and other factors described in our Form 20-F for the year ended December 31, 2004 and other SEC filings, many of which are beyond the control of NovAtel. These factors should be considered carefully and undue reliance should not be placed on the forward-looking statements. These forward-looking statements are made as of the date of this news release, and NovAtel assumes no obligation to update or revise them to reflect new events or circumstances.

NOVATEL INC.

CONSOLIDATED BALANCE SHEETS

(in Canadian $ thousands)

(Unaudited)

	June 30, 2005	Dec. 31, 2004
ASSETS

Current assets:
Cash and cash equivalents	$5,532	$8,949
Short-term investments	24,739	14,410
Accounts receivable	10,306	9,413
Related party receivables	1,357	1,591
Related party notes receivable	1,655	1,614
Inventories	4,623	5,191
Prepaid expenses and deposits	922	268
Future income tax asset – current portion	1,739	1,286
Total current assets	50,873	42,722

Capital assets	3,183	3,447
Intangible assets	2,574	2,515
Deferred development costs	1,874	2,359
Future income tax asset – long term portion	2,360	1,903
Total assets	$60,864	$52,946

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Accounts payable and accrued liabilities	$9,020	$9,148
Related party payables	1	345
Note payable	1,655	1,614
Deferred revenue	753	755
Provision for future warranty costs	637	538
Total current liabilities	12,066	12,400

Deferred gain on sale/leaseback of capital assets	397	453
Total liabilities	12,463	12,853

Shareholders’ equity:
Capital stock	39,000	38,870
Contributed surplus	605	442
Retained earnings	8,796	781
Total shareholders’ equity	48,401	40,093
Total liabilities and shareholders’ equity	$60,864	$52,946

NOVATEL INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in Canadian $ thousands, except per share data)

(Unaudited)

	Three months ended		Six months ended
	June 30, 2005	June 30, 2004	June 30, 2005	June 30, 2004
Revenues:
Product sales	$16,908	$11,560	$31,014	$22,451
NRE fees	578	1,722	1,829	3,333
Total revenues	17,486	13,282	32,843	25,784

Cost of sales:
Cost of product sales	6,357	4,383	12,054	9,121
Cost of NRE fees	441	947	1,044	1,772
Total cost of sales	6,798	5,330	13,098	10,893

Gross profit	10,688	7,952	19,745	14,891

Operating expenses:
Research and development	2,838	2,398	5,176	4,436
Selling and marketing	2,150	1,594	3,717	3,048
General and administration	1,783	1,304	3,600	2,610
Share offering costs	—	722	—	722
Total operating expenses	6,771	6,018	12,493	10,816

Operating income	3,917	1,934	7,252	4,075

Interest income, net	170	55	323	108
Other income (expense)	(62)	56	(84)	15
Benefit of prior years’ investment tax credits	—	—	1,036	—

Income from continuing operations before income taxes	4,025	2,045	8,527	4,198

Income taxes
Current provision	109	22	1,422	34
Future income tax expense (benefit)	(355)	—	(910)	—

Net income	$4,271	$2,023	$8,015	$4,164

Net income per share (basic)	$0.52	$0.25	$0.97	$0.52

Weighted average shares outstanding (basic)	8,273	8,038	8,267	8,014

Net income per share (diluted)	$0.49	$0.24	$0.91	$0.49

Weighted average shares outstanding (diluted)	8,789	8,583	8,784	8,560